
06010447

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME QinetiQ Group plc

*CURRENT ADDRESS 85 Buckingham Gate
London
SW1E 6PD
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

FILE NO. 82- 34944 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DAT : 1/24/06

QinetiQ

82-34944

QINETIQ HOLDINGS LIMITED
REPORT AND FINANCIAL STATEMENTS 2005

AR/S
3-31-05

RECEIVED
2006 JAN 12 P 1:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REPORT AND FINANCIAL STATEMENTS YEAR ENDED 31 MARCH 2005

CONTENTS

REPORT OF THE DIRECTORS

The Directors present their report and the audited financial statements for the year to 31 March 2005.

Principal activity
The Company's principal activity is as the holding company of QinetiQ Group plc. The Group's principal activity is the supply of scientific and technical services.

Business review
The profit on ordinary activities of the Group before tax was £81.0m (year ending 31 March 2004: £51.3m).

Principal changes to the Group
The Group made a number of acquisitions in the year which are *disclosed in detail in note 8.*

Research and development
The Group undertakes funded research and development for customers. The Group also invests in the commercialisation of promising technologies across all areas of its business.

Dividends
The Directors do not recommend the payment of a dividend on equity shares. During the year the Group paid a preference share dividend of £8.9m and repaid £75m of preference shares.

Policy and practice on payment of suppliers
The policy of the Group is to agree terms of payment prior to commencing trade with a supplier and to abide by those terms based on the timely submission of satisfactory invoices. At 31 March 2005 the trade creditors of the Group represented 33 days of annual purchases (2004: 33 days).

Purchase of own shares
The Group purchased 5,000 £1 C Ordinary shares for a total consideration of £24,500 from an employee who left during the year and had purchased the shares as part of an employee share incentive scheme.

MOD Compliance
The Compliance Committee of the Board monitors the effective application of the Compliance Regime required by the MOD to maintain the position of QinetiQ as a supplier of independent and impartial scientific/technical advice to the MOD and ensures that the required standards are met in trials involving human volunteers and trials where an incident may result in serious injury.

Statement of Directors' responsibilities
Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Statement of disclosure of information to auditors
So far as the Directors are aware, there is no relevant audit information of which the Company's and Group's auditors are unaware, and the Directors have taken all the steps that they ought to have taken as Directors in order to make themselves aware of any relevant audit information and to establish that the Company's and Group's auditors are aware of that information.

Directors and Directors' interests
The Directors in office during the year and at the date of this report are listed in the Directors' remuneration report opposite.

Directors' interests

The interests of the Directors in office at 31 March 2005 in the shares of QHL, all of which were purchased on 28 February 2003 and remain unchanged at 7 June 2005, were as follows:

	D ordinary shares of £1	Convertible non-voting A ordinary shares of £1	Convertible non-voting B ordinary shares of £1	Redeemable cumulative preference shares of £1
Executive Directors				
Sir John Chisholm	129,500	920	80	9,000
Hal Kruth	69,375	–	–	–
Graham Love	106,375	920	80	9,000

Share Options

The Executive Directors, as detailed above, have all been granted 40 £1 B ordinary share options in QinetiQ Holdings Limited. These were granted on 25 July 2003. Options are exercisable at or after an exit (i.e. flotation of the company or a sale) and must be exercised before the tenth anniversary of the date granted. If an option is not exercised within the dates, it will lapse.

Directors' remuneration

The following information on Directors' remuneration and Directors' interests has been audited.

	Notes	Salary/Fees £	Bonus (a) £	Benefits (f) £	Benefits in respect of prior periods £	Total 2005 £	Total 2004 £
Executive Directors							
Sir John Chisholm		295,000	147,500	49,641(g,j)	169,980(j)	662,121	466,541
Hal Kruth		204,167	61,500	108,598(h)	–	374,265	315,996
Graham Love		242,000	152,500	58,400(i)	–	452,900	416,001
Non-executive Directors							
Dame Pauline Neville-Jones		135,000	–	–	–	135,000	133,334
Sir Denys Henderson		35,000	–	–	–	35,000	34,167
Nick Luff	(c)	26,346	–	–	–	26,346	–
Peter Fellner	(d)	17,500	–	–	–	17,500	–
Colin Balmer	(b)	–	–	–	–	–	–
Trevor Woolley	(b)	–	–	–	–	–	–
Richard Gillingwater	(b) (d)	–	–	–	–	–	–
Glenn Youngkin	(b)	–	–	–	–	–	–
Former Director							
Jonathon Symonds	(e)	14,583	–	–	–	14,583	34,167
		969,596	**361,500**	**216,639**	**169,980**	**1,717,715**	**1,400,206**

(a) Includes performance bonuses approved but not paid in the financial period
(b) Do not receive fees for Non-executive Director appointment
(c) Appointed 30 June 2004
(d) Appointed 29 September 2004
(e) Resigned 30 June 2004
(f) Benefits apart from pensions
(g) Includes life insurance, health insurance, car and chauffeur benefits
(h) Payment includes a one-off payment of £100,000 in compensation for relinquishing his carried interest in the venture fund; also payments for life insurance, health insurance and tax return fees
(i) Includes car allowance of £10,000 and £48,400 in lieu of pension contribution
(j) The year ended March 2005 includes an amount equal to the tax on the pension contribution of £28,335 in respect of the year ended March 2005 and £169,980 relating to the years ended March 2004 and March 2003. These payments whilst made in the year ended March 2005, cover benefits applicable for the three years ended 31 March 2005.

Disclosures in relation to defined contributions

Details of the contributions payable to the Sir John Chisholm Retirement Benefits Scheme, as required under Schedule 7A section 12(3) of the Companies Act 1985 and LR 12.43A(c)(x) of the FSA's Listing Rules, are shown below:

The company contribution payable in respect of the year to 31 March 2005 was £40,780 (2004: £80,736). In addition, a contribution of £244,605 (2004: £163,562) which was in respect of the period from 1 July 2001 to 31 March 2004 was paid on 8 April 2004.

Details of the contributions payable to the QinetiQ Pension Scheme, for Hal Kruth, as required under Schedule 7A Section 12(3) of the Companies Act 1985 and LR 12.43 (c)(x) of the FSA's Listing Rules are shown below:

During the year contributions of £40,833 (2004: £8,903) were paid into the QinetiQ Pension Scheme as per the contributions payable in respect of the year to 31 March 2005. There is US$119,000 accumulated in respect of Hal Kruth's 401(k) Safe Harbour Plan (in which he ceased to participate in 2003/4).

Executive Directors	Additional accrued pension earned in the year (including inflation) £pa	Additional accrued lump sum earned in the year (including inflation) £pa	Accrued pension entitlement at 31 March 2005 £pa	Accrued lump sum entitlement at 31 March 2005 £	Transfer value at 31 March 2004 £	Transfer value at 31 March 2005 £	Increase in transfer value less Director's contributions £
Sir John Chisholm	1,470	4,410	5,101	15,303	74,916	109,682	28,410

Pension benefits accrued to two Executive Directors. The accrued pension benefit of the highest paid Director was £109,962 at 31 March 2005 (2004: £74,916).

Additional accrued pension earned in the year (excluding inflation)

The additional information required under LR 12.43A(c)(ix) of the Listing Rules is given below:

Executive Directors	Additional accrued pension earned in the year (excluding inflation) £	Additional accrued lump sum earned in the year (excluding inflation) £	Transfer value of increase in accrued benefits (excluding inflation) at 13 March 2005 less Director's contributions £
Sir John Chisholm	1,358	4,073	22,834

Notes to pensions benefits

1. The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year.
2. The transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11.
3. Members of the scheme have the option to pay Additional Voluntary Contributions: neither the contributions nor the resulting benefits are included in the above table.

Disclosure in relation to defined contributions

Sir John Chisholm was a member of the QinetiQ Pension Scheme throughout the year. The benefits provided under the scheme are subject to the current earnings cap, which is a restriction on the amount of pay that can be used to calculate pensionable pay from a UK tax approved pension scheme. However, contractually Sir John was entitled to broad comparability under the Civil Service scheme to which he belonged. In view of the earnings cap, that can only be achieved under an unapproved arrangement and for the 2004/05 financial year Sir John Chisholm's benefits include a single payment of £198,315 representing three years of contributions in respect of his right of membership of the unapproved scheme.

Employees

The Group is an equal opportunities employer and upholds the principles of the Employment Service's 'Two Ticks' symbol. Every possible consideration is given to applications for employment, regardless of gender, religion, disability or ethnic origin, having regard only to skills and competencies. This policy is extended to existing employees and any change which may affect their personal circumstances. The policy is supported by strategies for professional and career development.

QinetiQ seeks to utilise a range of communication channels to employees in order to involve them in the running of the organisation. This is done using various media including an in-house magazine, intranet, regular newsletters, bulletins, management briefings, trade union consultation and widespread training programmes.

Environment

The Group strives to manage its business in line with the voluntary international environmental management standard ISO14001 and is committed to compliance with environmental legislation to prevent pollution and to maximise environmental efficiency.

Political and charitable contributions

The Group made no political contributions during the year or in the prior year. Donations to UK charities amounted to £57,000 (2004: £32,000).

Auditor

In accordance with Section 385 of the Companies Act 1985, a resolution to re-appoint KPMG Audit Plc as auditor of the Company is to be proposed at the forthcoming annual general meeting.



Lynton Boardman
Company Secretary
85 Buckingham Gate
London SW1E 6PD
28 June 2005

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF QINETIQ HOLDINGS

We have audited the financial statements on pages 5 to 31.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the Annual Report and the Directors' report. As described on page 1, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2005 and of the profit of the Group for the year then ended; and
- the financial statements have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
One Canada Square
London
E14 5AG
28 June 2005

GROUP PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 MARCH

	Notes	2005 Before exceptional items £m	2005 Exceptional items £m	2005 Total £m	2004 Total £m
Turnover:					
Group and share of joint ventures before acquisitions		794.9	–	794.9	796.2
Acquisitions		78.4	–	78.4	–
Continuing operations		873.3	–	873.3	796.2
Less share of joint ventures		(0.9)	–	(0.9)	(0.8)
Group turnover	1	**872.4**	**–**	**872.4**	**795.4**
Cost of sales		(160.0)	–	(160.0)	(149.1)
Gross profit		**712.4**	**–**	**712.4**	**646.3**
Operating expenses		(640.1)	(28.2)	(668.3)	(583.3)
Group operating profit before acquisitions		63.2	(28.2)	35.0	63.0
Acquisitions		9.1	–	9.1	–
Group operating profit	2(a)	**72.3**	**(28.2)**	**44.1**	**63.0**
Share of operating loss in joint ventures and associates		(2.6)	–	(2.6)	(4.6)
Total operating profit before exceptional items and intangible amortisation and impairment		60.2	–	60.2	54.1
Exceptional restructuring costs and investment impairment	2(b)	–	(28.2)	(28.2)	–
Intangible amortisation and impairment		0.4	–	0.4	4.3
Total operating profit before acquisitions		**60.6**	**(28.2)**	**32.4**	**58.4**
Acquisitions		9.1	–	9.1	–
Total operating profit		**69.7**	**(28.2)**	**41.5**	**58.4**
Profit on disposal of fixed assets	3	15.5	30.7	46.2	7.4
Profit on ordinary activities before interest and taxation		**85.2**	**2.5**	**87.7**	**65.8**
Net interest payable and other similar charges	4	(6.7)	–	(6.7)	(14.5)
Profit on ordinary activities before taxation	1	**78.5**	**2.5**	**81.0**	**51.3**
Tax on profit on ordinary activities	5	(6.1)	(0.9)	(7.0)	(10.1)
Profit on ordinary activities after taxation		**72.4**	**1.6**	**74.0**	**41.2**
Equity minority interest in subsidiary undertakings				1.6	1.5
Profit attributable to ordinary shareholders				**75.6**	**42.7**
Dividends paid	6			(5.2)	(11.1)
Retained profit for the financial year	21			**70.4**	**31.6**

All operations are continuing.
There is no difference between the profit for the year and that prepared on an historic cost basis.

BALANCE SHEET

AS AT 31 MARCH

	Notes	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Fixed assets					
Intangible assets	9	70.4	(85.3)	–	–
Tangible assets	10	392.1	428.2	–	–
Investment in subsidiary undertakings	11(a)	–	–	92.3	92.3
Investment in associates	11(b)	–	0.4	–	–
Other investments	11(b)	0.5	–	–	–
		463.0	**343.3**	**92.3**	**92.3**
Current assets					
Stocks and work in progress	12	17.8	1.1	–	–
Debtors	13	409.7	310.4	40.0	131.3
Current asset investments	14	12.8	–	–	–
Cash at bank and in hand		12.3	154.6	–	–
		452.6	**466.1**	**40.0**	**131.3**
Creditors: amounts falling due within one year	15	(356.7)	(277.0)	(79.9)	(16.6)
Net current assets/(liabilities)		**95.9**	**189.1**	**(39.9)**	**114.7**
Total assets less current liabilities		**558.9**	**532.4**	**52.4**	**207.0**
Creditors: amounts falling due after more than one year	16	(154.7)	(142.1)	–	(85.0)
Provisions for liabilities and charges	17	(76.2)	(48.8)	–	–
Provision for joint venture deficit					
– Share of gross assets		–	2.4	–	–
– Share of gross liabilities		–	(3.4)	–	–
	11(b)	–	(1.0)	–	–
Net assets excluding pension liabilities		**328.0**	**340.5**	**52.4**	**122.0**
Defined benefit pension scheme net liabilities	27	(113.9)	(115.3)	–	–
Net assets	1	**214.1**	**225.2**	**52.4**	**122.0**
Capital and reserves					
Equity share capital	19	1.6	1.5	1.6	1.5
Preference shares	19	37.5	112.5	37.5	112.5
Share premium account	20	11.4	11.4	11.4	11.4
Profit and loss account	21	166.4	100.8	1.9	(3.4)
Equity shareholders' funds		**216.9**	**226.2**	**52.4**	**122.0**
Equity minority interest		(2.8)	(1.0)	–	–
		214.1	**225.2**	**52.4**	**122.0**

The accounting policies and notes on pages 9 to 31 form an integral part of these financial statements.
The financial statements on pages 5 to 31 were approved by the Board of Directors on 28 June 2005 and signed on its behalf by:





Sir John Chisholm
Chief Executive Officer

Graham Love
Chief Financial Officer

GROUP CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 MARCH

	Notes	**2005 £m**	2004 £m
Cash inflow from operating activities	22(a)	37.5	142.7
Returns on investments and servicing of finance	22(b)	(1.6)	(6.1)
Tax paid		(2.8)	(1.5)
Capital expenditure and financial investment	22(c)	32.0	(1.6)
Acquisitions and disposals	22(d)	(165.2)	(0.5)
Preference share dividend paid	6	(8.9)	–
Preference share repayment	19	(75.0)	–
Cash (outflow)/inflow before financing		**(184.0)**	**133.0**
Financing	22(e)	41.7	(52.7)
(Decrease)/increase in cash in the year		**(142.3)**	**80.3**

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

FOR THE YEAR ENDED 31 MARCH

	Note	**2005 £m**	**2005 £m**	2004 £m	2004 £m
(Decrease)/increase in cash in the year			(142.3)		80.3
New loans and overdrafts		(158.1)		(10.8)	
New loan notes		(0.9)		4.3	
Bank loan repayments		116.6		59.2	
			(42.4)		52.7
Capital element of finance lease payments			0.7		–
Change in net debt resulting from cash flows			**(184.0)**		**133.0**
Addition of recapitalisation fee			1.5		–
Recapitalisation fee amortisation			–		(3.6)
Repayment of capitalised fee			(4.3)		–
New finance leases			(4.8)		0.2
Net debt at the start of the year			(3.6)		(133.2)
Net debt at the end of the year	23		**(195.2)**		**(3.6)**

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 MARCH

	Notes	**2005 £m**	2004 £m
Profit attributable to ordinary shareholders excluding joint ventures and associates		78.0	47.1
Share of losses of joint ventures and associates		(2.4)	(4.4)
Profit attributable to ordinary shareholders		**75.6**	**42.7**
Gain/(loss) arising on the refinancing of joint ventures and associates	11(b)	0.6	(0.6)
Exchange loss		(0.4)	(0.4)
Preference dividend	6	(11.1)	11.1
Actuarial (loss)/gain recognised in the defined benefit pension schemes	27	(9.8)	10.1
Movement in deferred tax asset on pension deficit	27	15.9	30.1
Total recognised gains and losses for the year		**70.8**	**93.0**

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 31 MARCH

	Notes	**Group 2005 £m**	Group 2004 £m	**Company 2005 £m**	Company 2004 £m
Equity Shareholders' funds at 1 April		226.2	144.3	122.0	125.0
Retained profit for the year		70.4	31.6	16.4	(14.1)
Exchange loss		(0.4)	(0.4)	–	–
Gain/(loss) arising on the refinancing of joint ventures and associates	11(b)	0.6	(0.6)	–	–
Preference dividend accrual charged to the profit and loss account	6	(11.1)	11.1	(11.1)	11.1
Actuarial (loss)/gain recognised in the defined benefit pension schemes	27	(9.8)	10.1	–	–
Movement in deferred tax asset on pension deficit	27	15.9	30.1	–	–
Preference share repayment	19	(75.0)	–	(75.0)	–
Equity share capital issued	19	0.1	–	0.1	–
Equity Shareholders' funds at 31 March		**216.9**	**226.2**	**52.4**	**122.0**

ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

Basis of preparation
The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiary undertakings up to 31 March 2005. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

On the acquisition of a business, or of an interest in a business, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets. Where material, adjustments are also made to bring accounting policies into line with those of the Group. Deferred consideration is recognised once any underlying performance targets have been achieved.

An associate is an undertaking in which the Group has a long-term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of associates and joint ventures is included in the consolidated profit and loss account and its interest in their net assets, together with any loans to the entity, is included in investments in the consolidated balance sheet.

Where an associate or joint venture has net liabilities full provision is made for the Group's share of liabilities even where there is no obligation to provide additional funding to the associate or joint venture.

As permitted by section 230(4) of the Companies Act 1985, a separate profit and loss account dealing with the results of the Company has not been presented.

Turnover
Turnover represents the value of work performed for customers (net of value added tax and other sales taxes) including attributable profit and after adjusting for foreseeable losses.

Turnover from fixed price contracts is recognised in proportion to the value of the work performed and includes attributable profit. Royalty turnover is recognised on the earlier of the date on which the income is earned and measured with reasonable certainty or cash is received. Turnover from sale of products is recognised on acceptance by the customer.

Profit recognition
Profit on the supply of professional services on cost plus or time and materials contracts is recognised as the work is performed. Profit on fixed price contracts is recognised on a percentage of completion basis once the contract's ultimate outcome can be foreseen with reasonable certainty. The principal estimation method used by the Group in attributing profit on contracts to a particular accounting period is the preparation of forecasts on a contract by contract basis. These focus on the costs to complete and enable an assessment to be made of the final out-turn of each contract. Consistent contract review procedures are in place in respect of contract forecasting. Losses on completion are recognised in full as soon as they are foreseen.

Amounts recoverable on contracts
Amounts recoverable on contracts are included in debtors and represent turnover recognised in excess of amounts invoiced.

Stocks and work in progress
Stocks and work in progress are stated at the lower of cost and net realisable value.

Goodwill
Purchased positive goodwill (representing the excess of the fair value of the consideration paid and associated costs over the fair value of the separable net assets acquired) arising on consolidation is capitalised. Goodwill is amortised to nil by equal annual instalments over its estimated useful economic life (of up to 20 years). On the subsequent disposal or termination of a business, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill. Impairment reviews are carried out to ensure that goodwill is not carried at above its recoverable amount. Any amortisation or impairment write-downs are charged to the profit and loss account as operating items.

Negative goodwill (representing the excess of the fair value of net assets acquired over the fair value of consideration given) arising in respect of the acquisitions is included within fixed assets and released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisitions are recovered, whether through depreciation or sale.

Loan issue costs
Costs associated with the issue of loans are capitalised and netted off against the loan liability presented in the balance sheet in accordance with FRS4. Capitalised issue costs are released over the estimated life of the instrument to which they relate. If it becomes clear that the instrument will be redeemed early, the amortisation of the issue costs will be accelerated.

Share capital issue costs
Where allowable costs associated with the issue of share capital are netted off against Share Premium arising.

Investments
In the Company's financial statements, investments in subsidiary undertakings, associates and joint ventures are stated at cost less any impairment in value.

Current asset investments are carried at the lower of cost and market value.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less depreciation. Freehold land is not depreciated. Other tangible fixed assets are depreciated on a straight line basis over their useful economic lives to their estimated residual value as follows:

Freehold buildings	20-25 years
Leasehold land and buildings	Over the unexpired term of the lease
Plant & machinery	3-10 years
Fixtures & fittings	5-10 years
Computers	3-5 years
Motor vehicles	3-5 years

Assets in the course of construction are included in tangible fixed assets on the basis of expenditure incurred at the balance sheet date. In the case of assets constructed by the Group, the value includes the cost of own work completed, including directly attributed overheads but excluding interest.

Foreign currencies
Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction, and gains and losses on translation are included in the profit and loss account. If designated forward foreign exchange contracts have been entered into, gains and losses are matched against the foreign exchange movements on the underlying transaction.

Assets and liabilities of overseas subsidiary and associated undertakings and joint ventures, including any related goodwill, are translated to sterling at the rate of exchange at the balance sheet date. The results and cash flows of overseas subsidiary and associated undertakings and joint ventures are translated to sterling using the average rates of exchange during the period. Exchange adjustments arising from the retranslation of the opening net investment and the results for the period to the year end rate are taken directly to reserves and reported in the statement of total recognised gains and losses.

Leased assets
Assets held under finance leases are capitalised and included in tangible fixed assets at fair value at the inception of the lease. Assets are then depreciated over the shorter of their useful economic lives or the lease term. Obligations relating to finance leases, net of finance charges arising in future periods, are included under creditors.

Rentals payable under operating leases are charged to the profit and loss account evenly over the term of the lease.

Post-retirement benefits
The Group provides both defined contribution and defined benefit pension arrangements.

Costs associated with the provision of defined benefit pension schemes are recognised in accordance with advice received from independent qualified actuaries. Costs associated with the provision of defined contribution schemes reflect the contributions payable by the Group in the period.

The balance sheet valuation of defined benefit schemes is calculated by independent, qualified actuaries in accordance with FRS17, and represents the market valuation of scheme assets at the balance sheet date, less the present value of long-term liabilities discounted at a rate determined by the market return on corporate bonds.

Research and development expenditure
Research and development costs incurred on behalf of a customer as part of a specific project are chargeable to the customer on whose behalf the work is undertaken. The costs and the related income are included in cost of sales and turnover respectively.

Internally funded development expenditure is capitalised in the balance sheet where there is a clearly defined project, the expenditures are separately identifiable, the project is technically and commercially feasible, all costs are recoverable by future revenue and the resources exist to complete the project. Such capitalised costs are written off over the forecast period of sales resulting from this development. All other research and development costs are written off to the profit and loss account in the period in which they are incurred.

Taxation
The taxation charge is based on the profit for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is provided, without discounting, in respect of all timing differences that have arisen but not reversed by the balance sheet date. Deferred tax assets are only provided to the extent that they are regarded as recoverable.

1. Segmental analysis

Classes of business

Year ended March 2005

	Turnover £m	Operating profit before exceptional items £m	Exceptional items £m	Profits on disposal of fixed assets £m	Interest £m	Profit before tax £m	Net assets £m
Defence & Technology	664.9	48.0	–	(1.5)	–	46.5	378.8
Security & Dual Use	137.4	12.4	–	47.7	–	60.1	99.6
North America	70.1	5.1	–	–	–	5.1	163.3
Corporate	–	4.2	(28.2)	–	(6.7)	(30.7)	(232.4)
Total	**872.4**	**69.7**	**(28.2)**	**46.2**	**(6.7)**	**81.0**	**409.3**
Net debt*							(195.2)
Group total	**872.4**	**69.7**	**(28.2)**	**46.2**	**(6.7)**	**81.0**	**214.1**

Year ended March 2004**

	Turnover £m	Operating profit before exceptional items £m	Exceptional items £m	Profits on disposal of fixed assets £m	Interest £m	Profit before tax £m	Net assets £m
Defence & Technology	657.7	43.5	–	–	–	43.5	345.9
Security & Dual Use	137.4	9.2	–	7.4	–	16.6	101.9
North America	0.3	(0.6)	–	–	–	(0.6)	1.7
Corporate	–	6.3	–	–	(14.5)	(8.2)	(220.7)
Total	**795.4**	**58.4**	**–**	**7.4**	**(14.5)**	**51.3**	**228.8**
Net debt*						–	(3.6)
Group total	**795.4**	**58.4**	**–**	**7.4**	**(14.5)**	**51.3**	**225.2**

*Net debt includes £45.9m (2004: £45.9m) in respect of the Aquila/Chertsey Loan Note which is repayable only from the net proceeds of certain identifiable assets.

**The prior year figures have been restated to be on a basis comparable with the current year.

Geographic markets

The table below shows turnover by each geographic area:

	Turnover by destination		Turnover by origin	
	2005 £m	2004 £m	**2005 £m**	2004 £m
United Kingdom	749.0	740.4	802.3	795.1
North America	86.9	16.6	70.1	0.3
Continental Europe	14.6	17.1	–	–
Rest of world	21.9	21.3	–	–
	872.4	**795.4**	**872.4**	**795.4**

The table below shows profit before interest and tax and net assets by geographic area:

	Profit before tax by origin		Net assets by origin	
	2005 £m	2004 £m	**2005 £m**	2004 £m
United Kingdom	75.9	51.9	50.8	223.5
North America	5.1	(0.6)	163.3	1.7
	81.0	**51.3**	**214.1**	**225.2**

2. Operating profit
a) Group operating profit is stated after charging/(crediting):

	2005 £m	2004 £m
Auditors remuneration		
Group – audit	0.5	0.3
Group – other attestation	0.3	0.1
Group – taxation	0.2	0.2
Depreciation and other amounts written off tangible and intangible fixed assets:		
depreciation and impairment of tangible fixed assets	39.8	42.0
amortisation and impairment of goodwill	(0.4)	(4.3)
Operating lease rentals:		
land and buildings	5.1	9.8
plant and machinery	0.4	0.5
Foreign exchange loss	–	0.2

The Company audit fee was £5,000 (2004: £5,000).

b) Exceptional restructuring costs
The following exceptional items were included in the profit and loss account:

	2005 £m	2004 £m
Exceptional restructuring costs	25.9	–
Exceptional investment impairment	2.3	–
	28.2	–

The exceptional restructuring costs result from the restructuring of the UK business into two market facing sectors and the consequent release of 260 staff from the business. The restructuring cost resulted in a tax credit of £7.8m with nil cashflow in the year.

The impairment of the investment results from an unrealised reduction in the value of the investment in pSivida Limited (see note 14). There was nil tax and cash effect.

3. Profit on disposal of fixed assets

	2005 £m	**2004 £m**
Profit on disposal of fixed assets	**46.2**	**7.4**

On 21 June 2004 the Group sold the Pyestock North freehold site for £47.9m net of costs, resulting in an exceptional profit on disposal of £30.7m. The cash consideration was £54.0m and disposal costs and associated works totalled £6.1m of which £4.4m had been spent by year end. There was a £8.7m tax charge in respect of this disposal.

On 4 August 2004 the Group sold its 42.7% interest in pSiMedica Limited to pSivida Limited for £16.7m. The consideration was settled by £1.7m in cash and £15.0m by way of the issue of new pSivida Limited shares, representing 16.3% of its issued share capital. The Group recorded a profit on disposal of £17.1m. Since the date of the disposal the value of the pSivida shares has declined and a £2.3m impairment in the investment carrying value of these shares has been charged to operating profit.

Other fixed asset disposals in the year generated net cash proceeds of £2.7m and a related loss on disposal of £1.6m.

In the prior year the Group disposed of the Chertsey property for £48.5m generating a profit on disposal of £4.1m. Additional consideration is due upon the purchaser obtaining additional planning consents, with the quantum dependent on the scope of consent achieved. Additional profits on disposal of £3.3m were recognised from other fixed asset sales.

4. Net interest payable

		2005 £m		2004 £m
Receivable on bank deposits		(3.6)		(5.7)
Amortisation of recapitalisation fee		4.5		–
Payable on bank loans and overdrafts	4.1		10.4	
Payable on Aquila/Chertsey Loan Note	1.1		2.0	
Other loan interest	0.2		3.6	
Release of discount on MOD indemnity	(1.9)		(1.9)	
Interest payable		3.5		14.1
Net interest on pension scheme under FRS17:				
Expected return on defined benefit scheme assets	(27.7)		(19.2)	
Interest on defined benefit scheme liabilities	30.0		25.3	
		2.3		6.1
		6.7		**14.5**

5. Taxation

(a) Analysis of charge in period

	2005 £m	2004 £m
Current tax:		
UK corporation tax at 30%	–	–
Overseas corporation tax	1.0	–
Overseas corporation tax in respect of previous periods	(0.1)	–
Overseas withholding tax	1.3	1.5
Share of joint ventures' and associates' tax credit	(0.1)	(0.3)
Total current tax	**2.1**	**1.2**
Deferred tax (note 17)	4.9	8.9
Tax on profit on ordinary activities	**7.0**	**10.1**

(b) Factors affecting the tax charge

The principal factors reducing the Group's current year tax charge below the UK statutory rate are explained below:

	2005 £m	2004 £m
Profit before tax	81.0	51.3
Tax on ordinary activities at 30%	24.3	15.4
Effect of:		
Expenses not deductible for tax purposes, tax relief and non taxable items arising on consolidation	(12.4)	(8.6)
Capital allowances in excess of depreciation	(6.5)	(2.8)
Utilisation of UK tax losses	(3.5)	(8.6)
Unprovided tax losses of UK subsidiaries, joint ventures, associates and non-trade losses	–	1.3
(Utilisation of)/unprovided tax losses of overseas subsidiaries	(2.6)	0.8
Overseas withholding tax	1.3	1.5
Share of joint venture and associates tax credit	(0.1)	(0.3)
Other timing differences	1.6	2.5
Current tax charge for the year	**2.1**	**1.2**

(c) Factors affecting future tax charges

It is anticipated that the Group will continue to benefit from a low effective tax rate in future years. Research and development relief will continue to be a major contributory factor in reducing the future tax charge.

6. Dividends

During the year the Group has not declared or paid equity dividends (2004: £nil).

In the year the dividend payable to preference share holders was £5.2m (2004: £11.1m). There was a preference share payment of £8.9m in the year of which £1.6m related to the current year profit and loss charge and £7.3m related to the prior year. All of the remaining dividends payable have been charged to the statement of total gains and losses and transferred to accrued dividend interest in the balance sheet as there are now sufficient distributable reserves for their payment. This has resulted in a total charge to the statement of total gains and losses of £11.1m in the year (2004: credit £11.1m) and the creation of accrued dividend interest of £7.2m at the year end.

7. Employee information

The average number of persons employed by the Group, including Directors, analysed by class of business, was:

	2005 Number	2004 Number*
Defence & Technology	6,931	6,899
Security & Dual Use	1,806	1,628
North America	1,320	22
Corporate	349	349
	10,406	**8,898**

The aggregate payroll costs of these persons were as follows:

	2005 £m	2004 £m
Wages and salaries	315.8	280.1
Social security costs	28.3	25.0
Other pension costs	45.7	43.8
	389.8	**348.9**

The Company had no employees (2004: nil).
*Prior year figures have been restated on a comparable basis with the current year.

8. Acquisitions and disposals

US acquisitions

On 8 October 2004 QinetiQ Group acquired the whole of the share capital of Westar Aerospace & Defense Group, Inc. (Westar) for an initial consideration before acquisition costs of £75.4m ($136.5m), including £3.0m ($5.5m) for Westar's cash and surplus working capital.
No provision has been made for additional consideration of up to £4.8m ($9.0m) payable dependent on the profits of Westar for the year ending 31 December 2005.

On 5 November 2004 QinetiQ Group acquired the whole of the share capital of Foster-Miller, Inc. (Foster-Miller) for a consideration, before acquisition costs, of £104.0m ($191.3m), including £13.1m ($24.1m) for Foster Miller's cash and surplus working capital.

Summary profit and loss accounts and statements of total recognised gains and losses for Foster-Miller and Westar prior to acquisition are:

Profit and loss	Westar Period from 1/1/04 to 8/10/04 £m	Foster-Miller Period from 1/8/04 to 5/11/04 £m
Turnover	65.2	18.6
Operating profit	8.1	2.2
Profit before taxation	8.0	2.2
Taxation	(3.0)	(0.9)
Profit for the period	**5.0**	**1.3**

There were no recognised gains and losses in the periods other than the reported profit after taxation.

In the year to 31 December 2003 Westar recorded a profit after taxation of £1.3m ($2.4m). In the year to 31 July 2004 Foster-Miller recorded a profit after taxation of £5.5m ($10.3m).

8. Acquisitions and disposals (continued)

The provisional analysis of the net assets acquired is:

	Westar Book value Total £m	Westar Fair value adjustment Total £m	Westar Fair value at acquisition Total £m	Foster Miller Book value Total £m	Foster Miller Fair value adjustment Total £m	Foster Miller Fair value at acquisition Total £m
Intangible fixed assets	7.9	(7.9)	–	–	–	–
Tangible fixed assets	1.0	–	1.0	3.3	–	3.3
Current assets	25.4	–	25.4	21.3	–	21.3
Current liabilities	(19.9)	–	(19.9)	(10.6)	–	(10.6)
Cash	3.5	–	3.5	8.2	–	8.2
Provisions for liabilities and charges	–	–	–	(0.2)	–	(0.2)
Deferred taxation	–	–	–	3.3	–	3.3
Net assets acquired	**17.9**	**(7.9)**	**10.0**	**25.3**	**–**	**25.3**
Goodwill			66.5			79.8
			76.5			**105.1**
Consideration satisfied by:						
Cash			71.5			98.3
Deferred consideration			3.9			5.7
Related costs of acquisition			1.1			1.1
Total consideration			**76.5**			**105.1**

The fair value adjustment of £7.9m relates to the elimination of goodwill recorded on a previous acquisition in Westar. Since acquisition Westar contributed turnover of £43.5m and operating profit of £5.8m.

Since acquisition Foster-Miller contributed turnover of £25.8m and operating profit of £3.4m.

UK acquisitions

On 5 August 2004 QinetiQ acquired HVR Group Limited for a consideration, including costs, of £13.8m. The provisional fair value of net assets at this date was £0.9m, resulting in goodwill on acquisition of £12.9m. Included in the acquisition cost is £3.9m of deferred consideration, which will be settled through the issue of loan notes which are redeemable from 6 months after issue until 31 July 2009.

On 1 September 2004 QinetiQ took control of Aurix Limited, with the transfer of shares to QinetiQ from its joint venture partner for nil consideration. This resulted in QinetiQ owning 80.1% of the share capital. Negative goodwill of £1.3m and a minority interest of £0.3m were recorded on completion.

On 20 September 2004 QinetiQ purchased the remaining 55% of its associate, ASAP Calibration Limited, making this a wholly-owned subsidiary. The consideration was £1.0m, resulting in goodwill on acquisition of £0.5m.

8. Acquisitions and disposals (continued)

The provisional analysis of net assets acquired is:

	Total UK acquisitions		
	Book value Total £m	Fair value adjustment Total £m	Fair value at acquisition Total £m
Intangible fixed assets	1.6	(1.6)	–
Tangible fixed assets	0.8	–	0.8
Current assets	3.0	–	3.0
Current liabilities	(3.9)	–	(3.9)
Cash	3.4	–	3.4
Loans	(0.5)	–	(0.5)
Defined benefit pension scheme net liabilities	–	(0.4)	(0.4)
Net assets acquired	**4.4**	**(2.0)**	**2.4**
Minority interest			0.3
Goodwill			12.1
			14.8

Consideration satisfied by:	
Cash	9.8
Loan notes	0.9
Deferred consideration	3.9
Related costs of acquisition	0.2
Total consideration	**14.8**

The fair value adjustments relate to the elimination of QinetiQ developed intellectual property rights (£1.6m) held by Aurix Ltd and the FRS17 recognition of Aurix Ltd's pension liability (£0.4m) in accordance with Group accounting policy.

The resulting goodwill on the US and UK acquisitions, totalling £158.4m, was capitalised and is being amortised over a 20-year period.

9. Intangible fixed assets

	Goodwill arising on other acquisitions £m	Goodwill arising on QinetiQ Group acquisition £m	Intellectual property rights and development and costs £m	Total £m
Cost				
At 1 April 2004	0.6	(91.2)	0.5	(90.1)
Additions	–	–	1.8	1.8
Acquisitions	158.4	–	–	158.4
Foreign exchange	(4.9)	–	–	(4.9)
At 31 March 2005	154.1	(91.2)	2.3	65.2
Amortisation				
At 1 April 2004	0.1	(4.9)	–	(4.8)
Charge/(credit) for the year	3.7	(4.5)	–	(0.8)
Impairments in the year	0.4	–	–	0.4
At 31 March 2005	4.2	(9.4)	–	(5.2)
Net book value				
At 31 March 2005	**149.9**	**(81.8)**	**2.3**	**70.4**
At 31 March 2004	0.5	(86.3)	0.5	(85.3)

10. Tangible fixed assets

	Land and buildings £m	Plant, machinery and vehicles £m	Computers and office equipment £m	Assets under construction £m	Total £m
Cost					
At 1 April 2004	381.4	67.5	12.5	9.3	470.7
Additions	0.7	1.2	8.4	10.9	21.2
Acquisitions	1.3	1.7	2.5	0.2	5.7
Disposals	(17.7)	(8.8)	(6.1)	(0.9)	(33.5)
Transfers	1.3	5.6	2.3	(9.2)	–
At 31 March 2005	367.0	67.2	19.6	10.3	464.1
Depreciation					
At 1 April 2004	13.7	22.5	6.3	–	42.5
Charge for the year	13.1	20.8	5.9	–	39.8
Disposals	–	(4.3)	(6.0)	–	(10.3)
At 31 March 2005	26.8	39.0	6.2	–	72.0
Net book value					
At 31 March 2005	**340.2**	**28.2**	**13.4**	**10.3**	**392.1**
At 31 March 2004	367.7	45.0	6.2	9.3	428.2

Transfers of fixed assets shown above relate to assets constructed by the Group. These are initially recorded within assets under construction and, on commencement of use, transferred to the relevant asset category.

Under the terms of the Business Transfer Agreement with the MOD, certain restrictions have been placed on freehold land and buildings, and certain plant and machinery related to them. These restrictions are detailed in note 25 'Relationship with related party'.

Assets held under finance leases, capitalised and included in computers and office equipment have a cost of £5.2m (2004: nil), aggregate depreciation of £1.0m (2004: nil), and a net book value of £4.2m. Included within the net book value of land and buildings at 31 March 2005 is £0.9m (2004: £0.9m) of leasehold properties, the remainder of the properties are freehold.

11. Investments

	Company 2005 £m
(a) Subsidiary undertakings	
At 1 April and 31 March	**92.3**

	Joint ventures £m	Associates £m	Other investments £m	Group Total £m
(b) Fixed asset investments				
At 1 April 2004	(1.0)	0.4	–	(0.6)
Reclassified	(0.2)	0.2	–	–
Additions	0.4	1.6	0.5	2.5
Share of post-tax losses	(0.3)	(2.1)	–	(2.4)
Reclassification on change to subsidiary status	–	(1.1)	–	(1.1)
Increase in value from refinancings (see note below)	–	0.6	–	0.6
Disposals	1.1	0.4	–	1.5
Net book value at 31 March 2005	**–**	**–**	**0.5**	**0.5**

The net increase in value from the refinancing of associates has been taken to reserves through the statement of recognised gains and losses. Gains and losses arise when the Group and/or its partners invest differing amounts of cash or other assets into the joint ventures and associates and, as a result of the increased investment, the share of the net assets owned by the Group changes in value.

Other investments represents the Group's 10.8% interest in Sciemus Limited acquired for cash consideration of £0.5m on 14 September 2004.

12. Stocks and work in progress

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Raw materials and consumables	12.3	0.8	–	–
Work in progress	5.5	0.3	–	–
	17.8	**1.1**	**–**	**–**

13. Debtors

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Trade debtors	219.1	150.4	–	–
Amounts recoverable under contracts	89.6	61.7	–	–
Amounts owed by Group undertakings	–	–	1.9	95.2
Other debtors	90.2	84.5	38.1	36.1
Prepayments	10.8	13.8	–	–
	409.7	**310.4**	**40.0**	**131.3**

Included within amounts recoverable under contracts is £11.6m (2004: £11.8m) due after one year and within other debtors is an amount of £nil due after one year (2004: £81.9m).

14. Current asset investments

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Cost	15.1	–	–	–
Impairment	(2.3)	–	–	–
	12.8	**–**	**–**	**–**

At 31 March 2005 the Group held 35.7 million shares in pSivida Limited (2004: nil). The Group's carrying value of this investment was impaired by £2.3m during the year to reflect its market value at 31 March 2005 of A$0.88 per share.

15. Creditors: amounts falling due within one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Aquila/Chertsey Loan Note	45.9	–	–	–
Bank loans and overdraft	7.3	20.8	–	20.8
Deferred financing costs	(0.3)	(4.3)	–	(4.3)
Finance lease creditor	1.6	–	–	–
Payments received on account	103.1	83.3	–	–
Trade creditors	20.1	17.7	–	–
Due to group undertaking	–	–	72.4	–
Taxation and social security	40.0	41.2	–	–
Other creditors	25.5	15.9	–	–
Accruals and deferred income	113.5	102.4	7.5	0.1
	356.7	**277.0**	**79.9**	**16.6**

16. Creditors: amounts falling due after more than one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Bank loan	150.8	95.8	–	85.0
Aquila/Chertsey Loan Note	–	45.9	–	–
Loan notes	0.9	–	–	–
Deferred financing costs	(1.2)	–	–	–
Finance lease creditor	2.5	–	–	–
Other creditors	1.7	0.4	–	–
	154.7	**142.1**	**–**	**85.0**

17. Provisions for liabilities and charges

	Deferred taxation £m	Reorganisation £m	Other £m	Total £m
At 1 April 2004	27.6	7.6	13.6	48.8
Utilised	–	(5.7)	(3.1)	(8.8)
Acquisitions	(3.3)	–	–	(3.3)
Released	–	(0.6)	(3.2)	(3.8)
Credit in respect of tax on additional payment to pension scheme	2.7	–	–	2.7
Created	4.9	30.9	4.8	40.6
At 31 March 2005	**31.9**	**32.2**	**12.1**	**76.2**

Other provisions include legal and statutory and environmental and insurance commitments. Reorganisation provisions related to the costs associated with the restructuring of the UK business.

The amounts provided for deferred taxation are set out below:	Group 2005 £m	Group 2004 £m
Difference between accumulated depreciation, amortisation and capital allowances	35.8	29.8
Short term timing differences	(3.9)	(2.2)
Total deferred taxation liability provided	**31.9**	**27.6**

In addition a deferred tax asset of £48.7m (2004: £30.1m) is offset directly against the pension fund deficit (note 27).

The amounts of deferred taxation not provided are set out below:	Group 2005 £m	Group 2004 £m
Tax losses	(6.6)	(12.6)
Total deferred taxation asset not provided	**(6.6)**	**(12.6)**

The unprovided deferred tax asset will be recovered in the event that there are sufficient relevant future taxable profits.

18. Financial instruments

The disclosures set out below exclude short-term debtors and creditors and deferred tax, except for the analysis of net currency exposure. Disclosures on financial risk management and treasury policies are also included in the Operating and Financial Review.

(a) Fair values of financial instruments at 31 March

	Book value 2005 £m	Fair value 2005 £m	Book value 2004 £m	Fair value 2004 £m
Primary financial instruments held or issued to finance the Group's operations				
Cash and deposits	12.3	12.3	154.6	154.6
Borrowings due within one year	(54.5)	(54.5)	(16.5)	(16.5)
Borrowings due after more than one year	(153.0)	(153.0)	(141.7)	(141.7)
Derivative financial instruments held to manage interest rate and currency exposure				
Interest rate swaps and similar instruments	–	1.9	–	2.6
Forward currency contracts	–	(0.1)	–	0.1
Other financial assets				
Trade investments	0.5	0.5	–	–
Current asset investments	12.8	12.8	–	–
Other assets	–	–	45.8	45.8

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates, except for unlisted fixed asset investments which are given a fair value equal to book value. The book value of unlisted fixed asset investments at 31 March 2005 is £0.5m (2004: nil).

b) Interest rate risk

After taking into account the various interest rate swaps and forward foreign exchange contracts entered into by the Group, the currency and interest rate profile of the Group's financial assets and liabilities at 31 March 2005 is:

Financial assets	Floating £m	Non-interest bearing £m	Total £m
Sterling	10.7	7.5	18.2
US Dollar	0.9	–	0.9
Other	0.7	5.8	6.5
	12.3	**13.3**	**25.6**

Financial liabilities	Fixed or capped £m	Floating £m	Non-interest bearing £m	Total £m
Sterling	(4.1)	(6.7)	(45.9)	(56.7)
US Dollar	(121.7)	(29.1)	–	(150.8)
	(125.8)	**(35.8)**	**(45.9)**	**(207.5)**

Net financial assets and liabilities				
Sterling	(4.1)	4.0	(38.4)	(38.5)
US Dollar	(121.7)	(28.2)	–	(149.9)
Other	–	0.7	5.8	6.5
	(125.8)	**(23.5)**	**(32.6)**	**(181.9)**

	Financial assets 2005 £m	Financial liabilities 2005 £m	Total £m
Of which:			
Cash and deposits	12.3	(7.3)	5.0
Bank loans and loan notes	–	(196.1)	(196.1)
Finance leases	–	(4.1)	(4.1)
Investments	13.3	–	13.3
	25.6	**(207.5)**	**(181.9)**

18. Financial instruments (continued)

For the fixed rate financial liabilities, the average interest rates and the average period for which the rates are fixed are:

	Weighted average interest rate % 2005	**Weighted average years to maturity 2005**	Weighted average interest rate % 2004	Weighted average years to maturity 2004
Sterling	6.7%	2.3	5.6%	2.7
US Dollar	4.4%	3.7	–	–
	4.5%	**3.6**	**5.6%**	**2.7**

c) Currency risk

The table below shows the Group's currency exposures at 31 March 2005, being exposures on currency transactions that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating company involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas entities.

Functional currency of the operating company	Net foreign currency monetary assets				
	US Dollar £m	Euro £m	Australian Dollar £m	Other £m	Total £m
Sterling	2.0	3.9	5.3	0.4	11.6

The amounts shown in the table take into account the effect of the forward contracts entered into to manage these currency exposures.

Comparative figures are not provided in respect of currency risk as the Group's monetary assets and liabilities were substantially denominated in the operating currency of the functional unit involved.

d) Maturity of financial liabilities

	Bank borrowings and loan notes 2005 £m	**Finance leases 2005 £m**	**Total 2005 £m**	Bank borrowings and loan notes 2004 £m	Other liabilities 2004 £m	Total 2004 £m
Due in one year or less	52.9	1.6	54.5	16.5	–	16.5
Due in more than one year but not more than two years	–	2.2	2.2	45.9	–	45.9
Due in more than two years but not more than five years	150.5	0.3	150.8	95.8	–	95.8
	203.4	**4.1**	**207.5**	**158.2**	**–**	**158.2**

e) Borrowing facilities

At 31 March 2005, the following committed facilities were available to the Group:

	Expiry	Interest rate %	Total £m	Drawn £m	Undrawn £m
Multicurrency revolving facility	24/08/09	LIBOR plus 0.60%	300.0	150.8	149.2
HVR Loan Notes	31/07/09	Base minus 1.0%	0.9	0.9	–
Aquila/Chertsey Loan Note		Interest free	45.9	45.9	–
US Dollar revolving facility	2/12/07	Prime minus 0.50%	6.9	–	6.9
US Dollar revolving facility	27/07/05	LIBOR plus 2.0%	2.6	–	2.6
Committed facilities March 2005			**356.3**	**197.6**	**158.7**
Committed facilities March 2004			441.7	162.5	279.2

Loans drawn under the £300m multi-currency revolving facility are repayable within 12 months, but have been classified as due in more than two years as the relevant committed facilities are available until 24 August 2009.

The HVR Loan Notes were issued in connection with the acquisition of HVR Consulting Ltd. They are repayable on request of the holders no later than 31 July 2009. They bear interest at a discount to Lloyds TSB Base Rate.

A subsidiary company has issued the "Aquila/Chertsey Loan Note" to the MOD. The original capital sum of £60m is repayable only from the net proceeds of the sale of certain, identified assets. As at the balance sheet date £14.1m had been repaid to MOD.

Under the terms of the US Dollar revolving facility expiring 2 December 2007, the Lender has been granted a security interest in and lien on all assets and personal property of Westar Aerospace and Defense Group, Inc.

19. Share capital

Authorised share capital:	2005 Amount £	2005 Number
Attributable to equity interests:		
Convertible A Ordinary Shares of 1p each	115,534	11,553,367
Convertible B Ordinary Shares of 1p each	9,667	966,733
Convertible C Ordinary Shares of £1 each	450,489	450,489
D Ordinary Shares of £1 each	555,000	555,000
Convertible Non-Voting A Ordinary Shares of £1 each	425,960	425,960
Convertible Non-Voting B Ordinary Shares of £1 each	37,040	37,040
Convertible Preferred Shares of 1p each	37,527	3,752,686
	1,631,217	**17,741,275**
Attributable to non-equity interests:		
Redeemable Cumulative Preference Shares of £1 each	112,500,000	112,500,000
First Deferred Shares of 1p each	115,534	11,553,367
Second Deferred Shares of £1 each	450,489	450,489
Special Rights Redeemable Share of £1	1	1
	113,066,024	**124,503,857**
Total authorised share capital	**114,697,241**	**142,245,132**

Shares allotted, called up and fully paid:	Nominal amount allotted 1 April 2004 £	Issued in year* £	Redeemed in year** £	Total amount allotted 31 March 2005 £	Number
Attributable to equity interests:					
Convertible A Ordinary Shares of 1p each	77,010	–	–	77,010	7,700,981
Convertible B Ordinary Shares of 1p each	5,833	–	–	5,833	583,333
Convertible C Ordinary Shares of £1 each	448,335	1,800	–	450,135	450,135
D Ordinary Shares of £1 each	527,250	10,000	–	537,250	537,250
Convertible Non-Voting A Ordinary Shares of £1 each	425,960	–	–	425,960	425,960
Convertible Non-Voting B Ordinary Shares of £1 each	37,040	–	–	37,040	37,040
Convertible Preferred Shares of 1p each	37,527	–	–	37,527	3,752,686
	1,558,955	**11,800**	**–**	**1,570,755**	**13,487,385**
Attributable to non-equity interests:					
Redeemable Cumulative Preference Shares of £1 each	112,500,000	–	75,000,000	37,500,000	37,500,000
Special Rights Redeemable Share of £1	1	–		1	1
	112,500,001	**–**	**75,000,000**	**37,500,001**	**37,500,001**
Total called up share capital	**114,058,956**	**11,800**	**75,000,000**	**39,070,756**	**50,987,386**

* 1,800 £1 C Ordinary Shares were issued on 8 June 2004 at £4.90 per share resulting in a share premium of £7,020.
10,000 £1 D Ordinary Shares were issued on 30 November 2004 at £4.90 per share, resulting in a share premium of £39,000.
** 75,000,000 £1 Redeemable Cumulative Preference Shares were redeemed on 14 June 2004 at par. Interest of £8,898,468 payable on these shares was also paid on that date.

Except as noted below all shares rank pari passu in all respects.

19. Share capital (continued)

Rights attaching to the Redeemable Cumulative Preference Shares of £1 each

The Redeemable Cumulative Preference Shares carry the right to a fixed cumulative preferential dividend at the rate of 9% per annum excluding any associated tax credit. The preference dividend shall not be paid, but shall accrue until redemption of the shares. The right to the preference dividend has priority over the rights of the holders of any other class of shares to any dividend or other distribution of income.

The preference dividend accrues from day to day and compounds annually on 31 March.

In the event of a return of capital or liquidation of the Company the assets available for distribution among the shareholders shall be applied, after repayment of the Special Rights Redeemable Share, firstly to repay the accrued preference dividends and secondly to repay the amount paid for the Redeemable Cumulative Preference Shares on issue.

Except as provided above the Redeemable Cumulative Preference Shares carry no rights to any further participation in the profits or assets of the Company.

The Company shall redeem all the Redeemable Cumulative Preference Shares in the event of a sale, listing or a winding up of the Company.

The Company may, with the written consent of the holders of a majority of the Redeemable Cumulative Preference Shares, redeem some or all of the shares at any time. In the event of only some of the shares being redeemed the redemption shall (unless the Company, with the written consent of the holders of a majority of the Redeemable Cumulative Preference Shares, notifies each Preference Shareholder to the contrary) take place pro rata, as nearly as possible, to each shareholder's holding. On redemption the Company shall pay a cash sum in respect of each redeemed share equal to the nominal amount of the share, plus any premium paid on issue, plus the preference dividend accrued to the date of redemption.

The holders of the Redeemable Cumulative Preference Shares are not entitled to receive notice of, nor to attend, speak or vote at, general meetings of the Company, by virtue of their holdings of Redeemable Cumulative Preference Shares, unless the Company is in default over payment on redemption or payments of dividends, or if the facilities under the Facilities Agreement become or remain repayable prior to their specified maturity or have been subject to a demand for repayment.

Rights attaching to the Convertible Preferred Shares of 1p each

The Convertible Preferred Shares, until conversion, have the right to participate in any ordinary dividend declared and paid by the Company. Each Convertible Preferred Share in issue shall entitle the holder to the same dividend declared and paid by the Company on each Convertible A Ordinary Share.

In the event of a sale, listing or winding up each Convertible Preferred Share shall convert by way of reclassification into 1 Convertible A Ordinary Share.

The holders of the Convertible Preferred Shares shall not be entitled to receive notice of, attend, speak or vote at any general meeting of the Company.

Rights attaching to the Ordinary Shares and the Special Rights Redeemable Share

Except as noted below the Convertible A Ordinary Shares of 1p each, the Convertible B Ordinary Shares of 1p each, the Convertible Non-Voting A Ordinary Shares of £1 each, the Convertible Non-Voting B Ordinary Shares of £1 each, the Convertible C Ordinary Shares of £1 each and the D Ordinary Shares of £1 each (together 'the Ordinary Shares') shall rank ***pari passu*** in all respects.

No dividend shall be declared or paid by the Company on the Ordinary Shares unless the Redeemable Cumulative Preference Shares have been redeemed in full.

On a return of capital on a liquidation the Special Rights Redeemable Share will be repaid the amount paid on issue in priority to all other shares. The Special Rights Redeemable Share has no other right to share in the capital or profits of the Company.

Only the holders of the Convertible 'A' Ordinary Shares and the Convertible 'B' Ordinary Shares are entitled to receive notice of, attend, speak and vote at general meetings of the Company. The holder of the Special Rights Redeemable Share is entitled to receive notice of any general meeting and any class meeting, and may attend and speak, but not vote, at such meetings.

In the event of a sale, a listing or a winding up of the Company the Articles provide for certain of the Convertible A Ordinary Shares of 1p each, the Convertible B Ordinary Shares of 1p each, the Convertible Non-Voting A Ordinary Shares of £1 each, the Convertible Non-Voting B Ordinary Shares of £1 each and the Convertible C Ordinary Shares of £1 each to be converted into First Deferred Shares of 1p each or Second Deferred Shares of £1 each. The effect of this conversion will be to increase the return to the holders of the Convertible C Ordinary Shares of £1 each and the D Ordinary Shares of £1 each. The number of shares converted pursuant to this performance ratchet will be dependent on the meeting of certain investment performance criteria.

19. Share capital (continued)

Rights attaching to the First Deferred Shares and the Second Deferred Shares (together 'the Deferred Shares')

Holders of the Deferred Shares shall not be entitled to receive notice of and shall not be entitled to attend or vote at general meetings of the Company by virtue of their holding of Deferred Shares.

On a return of capital on liquidation the holders of the Deferred Shares shall be entitled to receive a distribution of 1p per share after £10,000,000 has been distributed on each of the Ordinary Shares, the Convertible Preferred Shares and the Redeemable Cumulative Preference Shares. Holders of the Deferred Shares are not entitled to any other participation in the profits or assets of the Company.

Immediately prior to a sale, a listing or a winding up of the Company, the Company shall redeem for cash for an aggregate amount of £1 (split pro rata between the holders of the Deferred Shares with a minimum payment of 1p to each holder) in total all the Deferred Shares.

Transfer restrictions

General restriction – a transferor may only transfer all or a proportion of shares of any one class held to a transferee if, at the same time, all or the same proportion of other classes of shares held are also transferred to the same transferee.

Convertible A Ordinary Shares and Convertible B Ordinary Shares may be transferred freely, unless the holders of 75% of the total of the Convertible A Ordinary Shares and the Convertible B Ordinary Shares agree otherwise; or on or after a Listing; or in acceptance of an offer which would reduce the Carlyle shareholding below 50% ('tag-along rights'); or when required to comply with a compulsory purchase notice issued by a transferee following the acquisition of more than 50% of the Convertible A Ordinary Shares owned by the MOD or Carlyle at 28 February 2003 ('bring-along rights'); or to any permitted transferee.

Convertible Non-Voting A Ordinary Shares and Convertible Non-Voting B Ordinary Shares may not be transferred except with the written consent of the Board; or to a replacement trustee of the Co-Invest trust; or on and after a listing; or in accordance with the tag-along rights or bring-along rights described above.

Convertible C Ordinary Shares and D Ordinary Shares may not be transferred except with the written consent of the Board; or on or after a listing; or in accordance with the tag-along rights or bring-along rights described above; or by compulsory transfer after the holder ceases to be an employee or Director or consultant of the Company or any of its subsidiary undertakings.

Convertible Preferred Shares may only be transferred to the same transferee and at the same time as Convertible A Ordinary Shares are transferred by the holder.

Redeemable Cumulative Preference Shares may only be transferred to the same transferee and at the same time as Convertible A Ordinary Shares, Convertible B Ordinary Shares, Convertible Non-Voting A Ordinary Shares and/or Convertible Non-Voting B Ordinary Shares are transferred by the holder.

The Deferred Shares may not be transferred.

Special Rights Redeemable Share may only be transferred to the Crown, or as it directs.

Other rights attaching to the Special Rights Redeemable Share ('Special Share')

Following the acquisition of QinetiQ Group Limited on 28 February 2003 the nature of the work performed by the Company is of strategic interest to the defence of the United Kingdom. As a result H.M. Government, acting through the MOD, retains ownership of the Special Share. The Special Share confers certain rights on the holder:

a) to require the Group to implement and maintain the Compliance System (as defined in the Articles of Association) so as to make effective at all times the Company's application of the Compliance Principles, in a manner acceptable to the Special Shareholder;
b) to refer matters to the Board or the compliance committee for its consideration in relation to the application of the Compliance Principles:
c) to veto any contract, transaction, arrangement or activity which the Special Shareholder considers:
   i) may result in circumstances which constitute unacceptable ownership, influence or control over the Company contrary to the defence or security interests of the United Kingdom; or
   ii) would not, or does not, ensure the effective application of the Compliance Principles or would be or is otherwise contrary to the defence or security interests of the United Kingdom;
d) to require the Board to take any action (including but not limited to amending the Compliance Principles or Compliance Guidelines), or rectify any omission in the application of the Compliance Principles, if the Special Shareholder is of the opinion that such steps are necessary to protect the defence or security interest of the United Kingdom;
e) to demand a poll at any of the Group's meetings (even though it has no voting rights except those given to it as a Special Shareholder).

19. Share capital (continued)
The Special Shareholder has an option to purchase defined Strategic Assets of the Group. The Special Shareholder has the right to purchase any defined Strategic Assets which the Group wishes to sell. Strategic Assets are normally testing and research facilities (see note 25).

The Special Share may only be issued to, held by and transferred to H.M. Government (or as it directs). At any time the Special Shareholder may require the Group to redeem the Special Share at par. If the Group is wound up the Special Shareholder will be entitled to be repaid the capital paid up on the Special Share before other shareholders receive any payment. The Special Shareholder has no other right to share in the capital or profits of the Group.

The Special Shareholder must give consent to a general meeting held on short notice.

The Special Shareholder may, from time to time, appoint one or two Non-executive Directors. These may be removed or replaced at any time. Should the Special Share be redeemed by the Group such persons shall cease to be Directors. The Special Shareholder may appoint the appointed Directors to any committee established by the Board or any committee of the Board of Directors. Any information gained in the position of such a special Director may be passed to MOD unless it has been designated commercially sensitive within the Group, or might be such information as could be used by the MOD in its commercial dealings with the Group.

Share options
At 31 March 2005, 304,640 options to subscribe for 'B' ordinary shares at an exercise price of £1 were outstanding. The share options were granted on 25 July 2003 and are exercisable upon flotation or sale of QinetiQ Holdings Limited and no later than 25 July 2013.

20. Share premium

Premium on shares issued:	Total paid £	Number	Group 2005 premium amount £	Company 2005 premium amount £
Convertible A Ordinary Shares of 1p each	7,700,982	7,701,081	7,623,971	7,623,971
Convertible B Ordinary Shares of 1p each	583,333	583,333	577,500	577,500
Convertible C Ordinary Shares of £1 each	8,820	1,800	7,020	7,020
Convertible D Ordinary Shares of £1 each	49,000	10,000	39,000	39,000
Convertible Preferred Shares of 1p each	3,752,686	3,752,686	3,715,159	3,715,159
Stamp duty on share issue charged to share premium			(586,990)	(586,990)
			11,375,660	**11,375,660**

21. Profit and loss account

	Group 2005 £m	Company 2005 £m
At 1 April	**100.8**	**(3.4)**
Retained profit for the year	70.4	16.4
Exchange loss	(0.4)	–
Gain arising on the disposal of joint ventures and associates	0.6	–
Preference dividend credited to shareholders' funds	(11.1)	(11.1)
Actuarial loss recognised in the defined benefit pension scheme	(9.8)	–
Movement in deferred tax asset recognised on defined benefit pension scheme liability	15.9	–
At 31 March	**166.4**	**1.9**
Profit and loss reserve excluding defined benefit pension liability	133.2	1.9
Post 28 February 2003 actuarial gains recognised in the defined benefit pension scheme	33.2	–
Profit and loss reserve including defined benefit pension liability	**166.4**	**1.9**

Included in reserves is a debit balance of £24,500 representing the holding of shares owned by the Group following the purchase during the year of 5,000 shares from an employee for £4.90 per share.

22. Notes to the Group cash flow statement

(a) Reconciliation of operating profit to operating cash flows

	Notes	2005 £m	2004 £m
Operating profit		41.5	58.4
Depreciation and impairment of tangible fixed assets		39.8	42.0
Amortisation and impairment of intangible fixed assets		(0.4)	(4.3)
Share of loss in joint ventures and associates		2.6	4.6
(Increase)/decrease in stocks and work in progress		(16.7)	1.6
(Increase)/decrease in debtors		(49.6)	18.2
(Decrease)/increase in creditors		(2.6)	37.5
Net movement in provisions		22.9	(15.3)
Net cash inflow from operating activities		**37.5**	**142.7**

(b) Returns on investments and servicing of finance

	Notes	2005 £m	2004 £m
Interest received		3.8	5.8
Interest paid		(5.4)	(11.9)
		(1.6)	**(6.1)**

(c) Capital expenditure and financial investment

	Notes	2005 £m	2004 £m
Purchase of intangible fixed assets	9	(1.8)	–
Purchase of tangible fixed assets		(16.0)	(13.4)
Sale of tangible fixed assets		52.3	14.2
Cash investments	11(b)	(2.5)	(2.4)
		32.0	**(1.6)**

(d) Acquisitions and disposals

Purchase of businesses

	Notes	2005 £m	2004 £m
Net assets acquired		(37.7)	–
Minority interest		(0.3)	–
Cash and cash equivalents acquired/(disposed)		15.1	(0.5)
		(22.9)	**(0.5)**
Goodwill on acquisition		(158.4)	–
Less: deferred consideration and loan notes		14.4	–
Cash outflow on purchase of businesses		**(166.9)**	**(0.5)**
Sale of investment in associate	3	1.7	–
Total acquisitions and disposals		**(165.2)**	**(0.5)**

(e) Financing

	Notes	2005 £m	2004 £m
Repayment of bank loans		(116.6)	(59.2)
Repayment of other loans		–	(0.1)
Repayment of other borrowings		–	(4.2)
New bank overdraft		7.3	–
New long-term loan		150.8	10.8
New loan note		0.9	–
Capital payments under finance leases		(0.7)	–
		41.7	**(52.7)**

23. Analysis of net debt

	At 1 April £m	Cash flow £m	March 2005 £m
Bank and cash	154.6	(142.3)	12.3
Due within one year			
Bank loans and borrowings	(20.8)	13.5	(7.3)
Recapitalisation fee	4.3	(4.0)	0.3
Aquila/Chertsey Loan Note	–	(45.9)	(45.9)
Finance leases	–	(1.6)	(1.6)
	(16.5)	**(38.0)**	**(54.5)**
Due after one year			
Bank loan	(95.8)	(55.0)	(150.8)
Recapitalisation fee	–	1.2	1.2
Aquila/Chertsey Loan Note	(45.9)	45.9	–
Finance leases	–	(2.5)	(2.5)
Loan notes	–	(0.9)	(0.9)
	(141.7)	**(11.3)**	**(153.0)**
Total net debt	**(3.6)**	**(191.6)**	**(195.2)**

24. Commitments

(a) Capital commitments at 31 March, for which no provision has been made, are:

	2005 £m	2004 £m
Contracted	**5.0**	**6.4**

(b) Annual commitments under non-cancellable operating leases are as follows:

	Buildings 2005 £m	Other 2005 £m	Buildings 2004 £m	Other 2004 £m
Leases expiring within:				
– one year	2.1	0.5	2.0	0.6
– two to five years	3.8	0.7	0.8	0.3
– over five years	1.4	–	0.5	–
	7.3	**1.2**	**3.3**	**0.9**

(c) The Group's share of capital commitments of joint ventures and associates as at 31 March 2005 was £0.5m (2004: £nil).

25. Relationship with related parties

Excluding the special share (see below) the economic interest of QinetiQ Holdings Limited is 56% owned by the MOD, 31% owned by The Carlyle Group and 13% owned by Group employees and Directors. Were the criteria for the performance ratchet referred to in note 19 fully met, economic interests would become MOD 51%, the Carlyle Group 28%, Group employees and Directors 21%.

Of the QinetiQ Holdings Limited voting equities issued, Carlyle own 51%, with the MOD retaining 49%. Consequently management control and responsibility is held by The Carlyle Group, with the MOD retaining all benefits conventionally held by a major shareholder.

The MOD retains sole ownership of one special share in QinetiQ Holdings Limited, QinetiQ Group plc and QinetiQ Ltd, the latter being a wholly owned subsidiary of QinetiQ Group plc.

Detailed below are the agreements that have been entered into and the trading that has taken place with the MOD, and other H.M. Government related parties.

Trading

The MOD is a major customer of the Group. During the financial year sales of £637.6m included property rental income of £10.9m (2004: £643.7m including property rental income of £10.4m) were made to the MOD and at 31 March 2005 the MOD had an outstanding trade debtor balance of £123.0m (2004: £102.9m). The Group also purchased services of £17.4m (2004: £14.9m) from the MOD during the year and at the year end had an outstanding trade creditor of £0.3m (2004: £0.8m).

Freehold land and buildings and surplus properties

Under the terms of the Group acquisition of part of the business and certain assets of DERA from the MOD on 1 July 2001, the MOD retained certain rights in respect of the freehold land and buildings transferred. These are:

(a) Restrictions on transfer of title

The property title deeds include a clause that prevents their transfer without the approval of the MOD.

25. Relationship with related parties (continued)

(b) Property clawback agreement

The MOD retains an interest in future profits on disposal, or revaluation following a 'trigger event'. A 'trigger event' includes the granting of planning permission for development and/or change of use, and the disposition of any of the acquired land and buildings. During the 12 years from 1 July 2001, following a 'trigger event', the MOD is entitled to clawback a proportion of the gain on each individual property transaction in excess of a 30% gain on a July 2001 professional valuation. The proportion of the excess gain due to the MOD is based on a sliding scale which reduces over time from 50% to 9%. The July 2001 valuation was approximately 16% greater in aggregate than the consideration paid for the land and buildings on 1 July 2001.

Loans

The Aquila/Chertsey Loan Note, payable to MOD, is repayable only from the net proceeds of the disposal of the Chertsey and Aquila properties. At the year end the amount repayable on this loan was £45.9m (2004: £45.9m). This loan was non-interest bearing to 30 June 2003, with interest relating to LIBOR thereafter until 28 August 2004 when it will become non-interest bearing in perpetuity.

Compliance regime

Information on the Compliance regime, set up on 1 July 2001, is included in the Report of the Directors.

Strategic assets

Under the Business Transfer Agreement with the MOD, the Group is not permitted without the written consent of the MOD, to:

a) dispose of or destroy all or any part of a strategic asset; or

b) voluntarily undertake any closure of, or cease to provide a strategic capability by means of, all or any part of a strategic asset.

The net book value of assets identified as being strategic assets as at 31 March 2004 was £16.6m (2004: £28.7m), the principal items being £9.1m of plant and machinery (2004: £19.7m) and £3.0m of vehicles (2004: £5.3m).

Long Term Partnering Agreement

On 27 February 2003 the Group entered into a Long Term Partnering Agreement to provide the Test and Evaluation (T&E) facilities and training support services to the MOD. This is a 25-year contract with a total value of £5.6bn under which QinetiQ is committed to providing the T&E services with increasing efficiencies through cost saving and innovative service delivery.

26. Contingent liabilities

Subsidiary undertakings have given unsecured guarantees of £0.9m (2004: £1.0m).

The Group is aware of claims and potential claims by or on behalf of current and former employees, including former employees of the MOD and DERA and contractors, in respect of intellectual property, employment rights and industrial illness and injury which involve or may involve legal proceedings against the Group. The Directors are of the opinion, having regard to legal advice received, the Group's insurance arrangements and provisions carried in the balance sheet, that it is unlikely that these matters will, in aggregate, have a material effect on the Group's financial position, results of operations and liquidity.

27. Post-retirement benefits

Introduction and background to FRS17

Financial Reporting Standard 17 (Retirement Benefits) requires QinetiQ to include in the balance sheet the surplus or deficit on the scheme calculated as at the balance sheet date. It is, therefore, a snapshot view which can be significantly influenced by short-term market factors. The calculation of the surplus or deficit is, therefore, dependent on factors which are beyond the control of QinetiQ – principally the value at the balance sheet date of equity shares in which the scheme has invested and long-term interest rates which are used to discount future liabilities. The funding of the scheme is based on long-term trends and assumptions relating to market growth, as advised upon by qualified actuaries.

As part of the agreement on 28 February 2003 whereby QinetiQ Holdings Limited (QHL) acquired QinetiQ Group Ltd, the MOD gave an indemnity to QHL to pay to QHL, on the earlier of a flotation or sale on 28 February 2008, a sum up to a maximum of £45m as a funding contribution to the pension scheme deficit. The anticipated net amount of £38.1m (2004: £36.1m) is included in the 31 March 2005 balance sheet of QHL as a long-term debtor.

27. Post-retirement benefits (continued)

The QinetiQ scheme

In the UK the Group operates the QinetiQ Pension Scheme, a mixed benefit scheme. The Defined Benefit (DB) section of the scheme provides future service pension benefits to transferring Civil Service employees. All Group employees who were members, or eligible to be members, of the Principal Civil Service Pension Scheme or the UKAEA principal Non-Industrial Superannuation Scheme were invited to join the DB section of the scheme from 1 July 2001, together with all new employees who were previously members of schemes who are part of the Public Sector Transfer Club. The Defined Contribution (DC) section of the scheme was set up for all employees who were not eligible or did not wish to join the DB section of the scheme.

The most recent full actuarial valuation of the DB section was undertaken as at 30 June 2002 and resulted in an actuarially assessed deficit of £29.0m. On the basis of the 30 June 2002 full valuation the Trustees and the Company agreed that the 17.5% employer contribution rate would continue and in addition a further £2.0 million cash payment would be paid per annum until the next valuation, due in June 2005, to cover the past service deficit.

Other UK schemes

In the UK, the Group operates a further three small defined benefit schemes, the QinetiQ Prudential Platinum Scheme and schemes for the subsidiary companies ASAP Calibration Limited and Aurix Limited.

Set out below is a summary of the overall FRS17 defined benefit pension scheme's liabilities:

	31 March 2005 £m	31 March 2004 £m
FRS17 calculated liability	(162.6)	(145.4)
Deferred tax asset	48.7	30.1
Net pension liabilities (disclosed below)	**(113.9)**	**(115.3)**
MOD pension indemnity	38.1	36.1
Net pension liability	**(75.8)**	**(79.2)**

Assumptions

The major assumptions (weighted to reflect individual scheme differences) used by the actuaries as at 31 March were as follows:

	2005	2004	2003
Rate of increase in salaries	4.30%	4.30%	4.30%
Rate of increase in pensions in payment	2.90%	2.90%	2.70%
Rate of increase to pensions in deferment	2.80%	2.80%	2.60%
Discount rate applied to scheme liabilities	5.40%	5.50%	5.60%
Inflation assumption	2.80%	2.80%	2.60%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. It is important to note that these assumptions are long term, and in the case of the discount rate and the inflation rate are measured by external market indicators.

Scheme assets

The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods, and thus inherently uncertain, were:

	QinetiQ scheme value 2005 £m	**Other UK schemes' values 2005 £m**	**Total 2005 £m**	2004 £m	2003 £m
Equities	361.2	0.9	362.1	286.7	167.5
Corporate bonds	44.2	0.2	44.4	38.6	20.3
Government bonds	45.7	–	45.7	50.2	88.5
Cash	2.0	0.4	2.4	4.4	5.4
Total market value of assets	**453.1**	**1.5**	**454.6**	**379.9**	**281.7**
Present value of scheme liabilities	(615.3)	(1.9)	(617.2)	(525.3)	(428.8)
Deferred taxation attributable to pension liability	48.7	–	48.7	30.1	–
Deficit in the scheme – pension liability	**(113.5)**	**(0.4)**	**(113.9)**	**(115.3)**	**(147.1)**

27. Post-retirement benefits (continued)

Expected long-term rates of return (weighted to reflect individual scheme differences) were:

	2005	2004	2003
Equities	7.70%	7.70%	7.50%
Corporate bonds	5.10%	5.00%	4.80%
Government bonds	4.70%	4.70%	4.50%
Cash	4.70%	4.20%	4.00%
Weighted average	**7.13%**	**7.00%**	**6.20%**

Movement in deficit during the year:

	2005 £m	2004 £m
Deficit in QinetiQ scheme brought forward	(115.3)	(147.1)
Deficit on acquisitions of other UK schemes	(0.4)	–
Current service cost	(41.7)	(40.0)
Loss on curtailments	(0.8)	(5.3)
Contributions paid	37.8	43.0
Other finance costs	(2.3)	(6.1)
Actuarial (loss)/gain	(9.8)	10.1
Deferred tax current year timing differences	2.7	–
Deferred tax on actuarial change recognised in statement of total recognised gains and losses	15.9	30.1
Deficit in the schemes at 31 March	**(113.9)**	**(115.3)**

Pension costs charged in arriving at operating profit were:

	2005 £m	2004 £m
Current service cost	**41.7**	**40.0**

Analysis of amounts included in other finance income/(costs):

	2005 £m	2004 £m
Expected return on pension scheme assets	27.7	19.2
Interest on pension scheme liabilities	(30.0)	(25.3)
	(2.3)	**(6.1)**

Analysis of amount recognised in statement of total recognised gains and losses:

	2005 £m	2004 £m
Actual return less expected return on scheme assets	12.1	42.0
Experience gains and losses arising on scheme liabilities	(8.3)	(8.4)
Changes in assumptions underlying the present value of scheme liabilities	(13.6)	(23.5)
Actuarial (loss)/gain recognised in statement of total recognised gains and losses	**(9.8)**	**10.1**

History of experience gains and losses:

	2005 £m	2004 £m	2003 £m
Difference between the expected and actual return on scheme assets:			
Amount	12.1	42.0	0.1
Percentage of period end scheme assets	2.7%	11.1%	–
Experience gains and losses on scheme liabilities:			
Amount	(8.3)	(8.4)	–
Percentage of period end present value of scheme liabilities	(1.3)%	(1.6)%	–
Total amount recognised in statement of total recognised gains and losses:			
Amount	(9.8)	10.1	0.1
Percentage of period end present value of scheme liabilities	(1.6)%	1.9%	–

There were no outstanding or prepaid pension contributions to any Group pension scheme at the balance sheet date (2004: £nil).

Defined contribution section

Payments to the DC section totalled £5.9m (2004: £3.8m).

28. Investments

The principal subsidiary undertakings undertakings and joint ventures at 31 March 2005, all of which are included in the consolidated financial statements, are shown below:

Name of company		Principal area of operation	Country of incorporation	Proportion of voting rights held[3]	Financial year end[1]	Nature of business
Subsidiary undertakings						
QinetiQ Group plc	(2)	Great Britain	England & Wales	100%		Holding company
QinetiQ Limited		Great Britain	England & Wales	100%		Research and development
Aurix Limited	(4)	Great Britain	England & Wales	100%	30 Mar	Research and development
cueSim Limited		Great Britain	England & Wales	100%		Research and development
HVR Consulting Services Limited		Great Britain	England & Wales	100%	31 Jan	Research and development
HVR Group Limited		Great Britain	England & Wales	100%	31 Jan	Research and development
QinetiQ Nanomaterials Limited		Great Britain	England & Wales	100%		Research and development
QinetiQ Survey and Surveillance Limited		Great Britain	England & Wales	100%		Research and development
Quintel Technology Limited	(3)	Great Britain	England & Wales	50.0%	31 Dec	Research and development
ASAP Calibration Services Limited		Great Britain	England & Wales	100%		Calibration and engineering
Precis (2187) Limited		Great Britain	England & Wales	100%		Property holding company
Trusted Experts Limited		Great Britain	England & Wales	100%		Resource management
QinetiQ Insurance PCC Limited		Great Britain	Guernsey	100%		Insurance
Precis (2188) Limited		Great Britain	England & Wales	100%		Holding company
QinetiQ Corporate Finance Limited		Great Britain	England & Wales	100%		Holding company
QinetiQ Estates Limited		Great Britain	England & Wales	100%		Holding company
QinetiQ Investments Limited		Great Britain	England & Wales	100%		Holding company
QinetiQ Overseas Holdings Limited		Great Britain	England & Wales	100%		Holding company
QinetiQ Partnership Finance Limited		Great Britain	England & Wales	100%		Holding company
QinetiQ Ventures Limited		Great Britain	England & Wales	100%		Holding company
Aerospace Filtration Systems, Inc.		USA	USA	100%	31 Dec	Research and development
Foster-Miller Canada Limited		Canada	Canada	100%		Research and development
Foster-Miller, Inc.		USA	USA	100%		Research and development
Pimsol, LLC		USA	USA	100%	31 Dec	Research and development
QinetiQ Inc.		USA	USA	100%		Research and development
QinetiQ Technology Extension Corporation		USA	USA	100%		Research and development
Rapidex, Inc.		USA	USA	100%		Research and development
Westar Aerospace & Defense Group, Inc.		USA	USA	100%	31 Dec	Research and development
Westar Display Technologies, Inc.		USA	USA	100%	31 Dec	Research and development
QinetiQ Philippines Company Inc.		Philippines	Philippines	100%		Research
QinetiQ Trusted Information Management, Inc.		USA	USA	100%		Information systems security
QinetiQ North America Inc.		USA	USA	100%		Holding company
QinetiQ USA Partnership		USA	USA	100%	31 Dec	Holding company
Science Enterprises LLC		USA	USA	100%	31 Dec	Holding company
Joint ventures and associates						
QS4 Group Limited		Great Britain	England & Wales	50.0%	31 Dec	Holding company
QS4 Limited		Great Britain	England & Wales	50.0%	31 Dec	Research and development
Quintel (UK) Limited		Great Britain	England & Wales	50.0%	31 Dec	Research and development
ZBD Displays Limited		Great Britain	England & Wales	30.4%	31 Jul	Research and development
Infoscitex, Inc.		USA	USA	27.8%	31 Dec	Research and development

(1) Accounting reference date is 31 March unless otherwise stated.
(2) Shares held directly by QinetiQ Holdings Limited.
(3) Disclosed as a subsidiary due to management control by QinetiQ.
(4) Name changed during the year from 20/20 Speech Limited.

Where the financial year of the entity is different to 31 March, the management accounts of that entity as at that date have been used for the purposes of the consolidation.

Customer Contact Team
QinetiQ
Cody Technology Park
Ively Road, Farnborough
Hampshire GU14 0LX
United Kingdom
Tel: +44 (0) 8700 100942
www.QinetiQ.com

QinetiQ

© QinetiQ Holdings Limited
QinetiQ/CM/MS/AR050039

Company Registration Number 4586941

Registered Office:
85 Buckingham Gate
London SW1E 6PD

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